Preferred Income Fund II

On March 31, 2008, the Annual Meeting of the Fund was held to elect three Trustees. Proxies covering 18,991,386 common and preferred shares of beneficial interest were voted at the meeting.

The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

	For	Withheld Authority
James F. Carlin	18,675,121	307,301
William H. Cunningham	18,659,828	322,594

The preferred shareholders elected John A. Moore as Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows:

8,804 FOR and 159 WITHHELD.